UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
____________________

CONTENTS

Strategic Initiative to Accelerate the Cloud Business

On February 17, 2022, Radware Ltd. (“Radware,” the “Company” or “we”) announced a strategic initiative to accelerate the growth of its cloud security services business, which entails, among other things, the acquisition of the technology and operations of SecurityDAM Ltd., an Israeli company (“SecurityDAM”), growing its innovation center in India, and expanding its cloud service capacity and delivery network. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Acquisition of SecurityDAM's Technology and Operations

On February 17, 2022, Radware completed the acquisition of SecurityDAM's technology and operations pursuant to an Asset Purchase Agreement, dated as of February 16, 2022, by and between Radware and SecurityDAM (the “Purchase Agreement”).

As previously disclosed, Yehuda Zisapel, the Chairman of the Company’s Board of Directors (the “Board”), and Roy Zisapel, the Company’s President and Chief Executive Officer and a member of the Board (together, the “Key Shareholders”), hold a majority stake and a minority stake, respectively, in SecurityDAM. Until the completion of the acquisition, SecurityDAM was the sole provider of scrubbing center services for the Company’s cloud DDoS protection service through a global network of scrubbing centers pursuant to agreements the Company entered into with SecurityDAM in 2014 and 2015 (as amended, the “SDM Agreements”). Such scrubbing center services include, for example, diverting the traffic of an attacked site of a customer to a scrubbing center and mitigating the attack and licensing of software to control and monitor such attacks. Total cost of services received from SecurityDAM amounted to approximately $11.5 million in 2021, compared to $10.2 million in 2020 and $7.1 million in 2019, and, generally, were based on a percentage of the revenues the Company generated related to SecurityDAM’s services.

Under the Purchase Agreement, we acquired, on a cash-free, debt-free basis, substantially all of SecurityDAM’s operating assets, including technology, and assumed certain specified post-closing liabilities related to the contracts assigned by SecurityDAM to us, for a purchase price of (i) $30.0 million (subject to adjustments for intra-party balances related to the SDM Agreements and certain other deductions) (the “Closing Payment”) plus (ii) contingent payments of up to $12.5 million based on the performance of the Company’s cloud DDoS protection service after the acquisition, in each case, plus VAT.

The Purchase Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, in the case of representations and warranties, will expire, subject to certain exceptions, fifteen months following the closing. Under the Purchase Agreement, the parties have also agreed to indemnify each other against certain losses, including losses for breaches of representations, warranties, covenants and certain additional liabilities. SecurityDAM’s indemnification obligations are subject to certain limitations, including (1) a cap of $3.0 million on its obligation to indemnify us for breach of representations (other than fundamental representations and certain other circumstances set forth in the Purchase Agreement) and (2) a restriction that indemnification may not be sought for breach of representations (other than fundamental representations and certain other circumstances set forth in the Purchase Agreement) unless and until the aggregate amount of damages equals or exceeds $250,000. Pursuant to the Purchase Agreement, we retained $3.0 million from the Closing Payment as security for the satisfaction of indemnification obligations of SecurityDAM.

SecurityDAM, the Key Shareholders and certain key employees of SecurityDAM entered into non-competition agreements with us whereby they agreed, among other things, that, for the periods set forth therein, they would refrain from competing with us in the business that SecurityDAM conducted prior to the closing, with certain exceptions set forth therein.

Since SecurityDAM is a related party, our Board determined to form a special committee of directors consisting solely of independent directors (the “Special Committee”) to examine the transaction and its alternatives,  determine whether to pursue the transaction, and negotiate and approve its terms. The Special Committee engaged Stifel, Nicolaus & Company, Incorporated as its independent financial advisor and Gross & Co. as its independent legal advisor. Based on the unanimous recommendation of the Special Committee, the Purchase Agreement was also approved by the Audit Committee of the Board and all of the disinterested Board members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: February 17, 2022	By:	/s/ Gadi Meroz
Gadi Meroz
Vice President & General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

99.1	Press Release, dated February 17, 2022: Radware Announces a Strategic Initiative to Accelerate the Growth of its Cloud Security Services Business